HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
             For the Three Months Ended December 31, 1997 and 1996
                                  (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months ended December 31, 1997 and 1996, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                             Three Months Ended
                                December 31,
                               1997      1996

Operating Income:
  Interest                  $17,294   $43,275
  Other Income                  227       736

    Total Operating Income  $17,521   $44,011

Operating Expenses:
  Interest                  $     0   $24,695
  Management Fees             9,750     6,500
  Legal and Audit             1,306     1,450
  Other Operating Expenses  $ 5,325   $ 1,757

    Total Operating Expenses$16,381   $34,402

Income (Loss) from Operations 1,140     9,609
  Provision for Income Taxes$     0   $     0

Net Income (Loss)           $ 1,140   $ 9,609

Earnings Per Common Share   $     0   $     0

Dividends per Common Share  $     0   $     0